1(212) 318-6052

christophertafone@paulhastings.com

September 11, 2013	75302.00011

VIA EDGAR

Anu Dubey, Esq.

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC  20549

Re:	Brookfield Global Listed Infrastructure Income Fund Inc.
File Nos.: 333-190510 and 811-22570

Dear Ms. Dubey:

This letter responds to your written comments communicated to Rachael Schwartz of Paul Hastings LLP on September 6, 2013, with respect to the Registration Statement on Form N-2 (the “Registration Statement”) of Brookfield Global Listed Infrastructure Income Fund Inc. (the “Fund”), which was filed with the Securities and Exchange Commission (the “Commission” or the “SEC”) on August 9, 2013 (SEC Accession No. 0001047469-13-008298).

The Fund’s responses to your comments are reflected below.  Capitalized terms have the same meanings as in the Registration Statement, unless otherwise indicated.  To the extent a comment is applicable to another part of the Registration Statement, we will make the corresponding change(s) accordingly.

Prospectus:  Cover Page

Comment 1: The third sentence of the first paragraph on this page states that “[t]he Rights entitle the holders to purchase one new Common Share for every [  ] Rights held.”  Please confirm that the Fund will not issue more than one Common Share for every three Rights held.  Additionally, please explain to us how this offering of transferable rights will comply with Section 23(b) of the Investment Company Act of 1940 (the “1940 Act”).  See Association of Publicly Traded Investment Funds (SEC Staff No-action Letter (Aug. 2, 1985)); and Pilgrim Regional Bank Shares, Inc. (SEC Staff No-action Letter (Dec. 11, 1991)).

Response 1:  The Fund confirms that in connection with the Offer, the Fund will issue one Common Share for every three Rights held.

In a 1977 release, the Commission’s Division of Investment Management stated its position that an offering of transferable rights at below net asset value by a closed-end registered investment company to its existing shareholders could fall within the exemption of Section 23(b)(1) of the 1940 Act, so long as the offering met certain conditions.(1)  In said Release, the Staff took the position that, “with respect to all rights offerings, the directors must make a good faith determination that the offering would result in a net benefit to existing shareholders.”(2)  In a series of subsequent no-action letters, as referenced in your written comments, the Division and the Commission staff further articulated the following conditions that a transferrable rights offering at below net asset value must meet to fall within the Section 23(b)(1) exemption:

•                  the offering fully protects shareholders’ preemptive rights and does not discriminate among shareholders (except for the possible de minimus effect of not offering fractional rights);

•                  the closed-end investment company’s management uses its best efforts to ensure an adequate trading market in the rights for use by shareholders who do not exercise such rights; and

•                  the ratio of the offering does not exceed one new share for each three rights held.(3)

The Fund represents that the Offer will comply with the above-mentioned conditions.  Furthermore, the Board of the Fund, based upon the information provided by the Fund’s investment adviser and the Dealer Manager, considered these conditions in approving the Offer and in determining, in good faith and in the exercise of its reasonable business judgment, that the Offer is likely to result in a net benefit to existing Common Shareholders of the Fund.

(1)  Division of Investment Management Interpretive Position Relating to Rights Offerings by Closed-End Investment Companies Below Net Asset Value, Investment Company Act Rel. No. 9932, 1977 SEC LEXIS 829 (Sept. 15, 1977)(the “1977 Release”).

(2)  Id.

(3)  Association of Publicly Traded Investment Funds, SEC No-Action Letter, 1985 WL 54277 (Aug. 2, 1985).

Prospectus Summary:  Use of Proceeds

Comment 2:  The disclosure states that “the investment of the net proceeds may take up to [   ] months from completion of the Offer.”  If this time period is more than 3 months, please disclose the reasons for the delay.”  See Guide 1 to Form N-2.

Response 2:  The disclosure has been updated as follows:

“The Investment Adviser anticipates that investment of the net proceeds of the Offer in accordance with the Fund’s investment objective and policies will be completed within three months after completion of the Offer.  The Fund intends to use the proceeds of the Offer to make investments consistent with its investment objective.”

Prospectus Summary:  Investment Objectives and Policies

Comment 3:  The disclosure states that the Fund may use derivatives for a variety of purposes.  Please confirm to us whether or not the Fund includes derivatives within its 80% Policy and/or within its policy of investing 40% of assets in Foreign Securities.  If so, please explain to us how derivatives will be counted for purposes of the 80% Policy and/or the 40% Policy in Foreign Securities.  We may have additional comments after reviewing your response.

Response 3:  The Fund confirms that exposure to publicly traded infrastructure companies through derivatives is included in the Fund’s 80% Policy and exposure to foreign securities through derivatives is included in the Fund’s 40% Policy, and such disclosure has been added to the prospectus.  Such investments in derivatives are calculated for inclusion in the Fund’s 80% and 40% Policies, respectively, by reference to the market value of the derivative securities.

Comment 4:  The disclosure states that the Fund may make short sales of securities.  Please confirm to us that the fee table includes, as an expense, an estimate of dividends and interest paid on the Fund’s short sale transactions.  See AICPA Audit and Accounting Guide:  Investment Companies ¶ 7.101.j (May 2012).

Response 4:  While the Fund may make short sales of securities, it has not entered into any short sales transactions and therefore, the fee table does not include as an expense, an estimate of dividends and interest paid on short sale transactions.  If the Fund does enter into short sale transactions in the future, it confirms that it will include such expense in the fee table.

Comment 5:  The disclosure states that the Fund may invest in investment companies, including exchange-traded funds.  The fee table, however, does not include a line item for Acquired Fund Fees and Expenses.  Please confirm to us that the Fund does not currently hold any shares of investment companies or that the Acquired Fund Fees and Expenses associated with any such holdings is less than 0.01%.  See General Instructions 10.a. to Item 3 of Form N-2.

Response 5:  The Fund confirms that it does not hold any shares of other investment companies.

Prospectus Summary: Leverage

Comment 6:  The disclosure states that the Fund intends to issue debt securities.  Please include an estimate of the expenses associated with such issuance of debt securities in the fee table.  See  Instruction 8 to Item 3.1. of Form N-2.

Response 6:  The Fund has amended its disclosure to state that the Fund does not have any current intention to issue debt securities and therefore, an estimate of the expenses associated with such issuance is not included in the fee table.

Prospectus Summary: Distribution and Dividends

Comment 7:  We note that the Fund’s distributions for the year ended December 31, 2012, included $194,300 return of capital distributions.  Please disclose and explain the consequences of return of capital distributions.  In particular, please disclose that the distribution is a return of the shareholder’s original investment and that while the distribution may not be currently taxable, it may result in future tax consequences for the shareholder upon the sale of the securities even if the securities are sold for less than the original purchase price.  In addition, please inform us whether the Fund intends to report a distribution yield.  If the Fund intends to report a distribution yield at any point prior to finalizing its tax figures, the Fund should disclose the estimated portion of the distribution yield that results from return of capital.  Furthermore, reports containing distribution yields should be accompanied by the total return and/or SEC yield.

Response 7:  The Fund notes that it has included such return of capital disclosure in the “Distribution and Dividends” section in the prospectus and has amended the “Distribution and Dividends” section in the prospectus summary to also include this return of capital disclosure.  The Fund does intend to report a distribution yield and confirms that it will report such yields in accordance with this comment.

Summary of Fund Expenses

Comment 8:  Please insert “(as a percentage of net assets attributable to Common Shares)” as part of the caption “Annual Expenses.”  See Item 3.1 of Form N-2.  Also, since the Fund will use leverage, please confirm that “Management Fees” shown in the fee table are based on net assets, not Managed Assets.

Response 8:  The Fund has added “(as a percentage of net assets attributable to Common Shares)” to the caption “Annual Expenses.”  The Fund has revised the fee table and confirms that the Management Fees shown in the table are based on net assets, not Managed Assets.

Comment 9:  The Example refers to “note (6) above.”  There is no note (6) to the fee table.  Please correct the situation.

Response 9:  The fee table has been revised and now includes the note (6) which is referenced in the Example.

Prospectus: Financial Highlights

Comment 10:  In light of the Fund’s bank borrowings (described on page 47), please add the disclosure required by Item 4.3. of Form N-2 regarding senior securities, including bank loans, of the Fund.

Response  10:   The Fund has added such disclosure to the Financial Highlights.

Prospectus:  The Offer — Over-Subscription Privilege

Comment 11:  The last sentence of this section states that the Fund will not offer or sell any Common Shares that are not subscribed for pursuant to the Primary Subscription or the Over-Subscription Privilege.  Please explain to us supplementally what the Fund will do with such shares, e.g., deregister them.

Response 11:  If all of the Common Shares registered pursuant to the Registration Statement are not issued in connection with the Offer, the Fund anticipates that it will deregister the unissued Common Shares within a reasonable time after the completion of the Offer.

Prospectus:  The Offer — Dilution and Effect of Non-Participation in the Offer

Comment 12:  This section states that the economic impact of the Offer on Common Shareholders will result in immediate dilution of the net asset value per Common Share if the Subscription Price is less than the average net asset value per Common Share, and that such dilution would disproportionally affect non-exercising Common Shareholders.  Please provide a table in this section showing several examples of the potential dilution of the net asset value per Common Share of both exercising and non-exercising Common Shareholders at various Subscription Prices below net asset value.

Response 12:  The Fund has added tables showing the potential dilution of the net asset value per Common Share as requested.  The Subscription Price for the Offer is 90% of the average of the last reported sale price of a Common Share on the NYSE on the Expiration Date and on each of the four preceding trading days (the “Formula Price”).  If, however, the Formula Price is less than 80% of the net asset value per Common Share on the Expiration Date, then the Subscription Price will be 80% of the Fund’s net asset value per Common Share at the close of business on the NYSE on the Expiration Date.  Therefore, an example has been provided to show the potential dilution if the Formula Price were calculated as of September 6, 2013, and a second example has been provided to show the potential dilution if the Subscription Price were 80% of the Fund’s net asset value on September 6, 2013.

Prospectus:  Description of Common Shares

Comment 13:  Please add disclosure of the share price and corresponding net asset value and premium/discount information for the Common Shares as of the latest practicable date.  See Item 8.5.c of Form N-2.

Response 13:  The disclosure required by Item 8.5.c of Form N-2 has been added as of September 6, 2013.

Comment 14:  Please add the disclosure required by Item 10.5. of Form N-2 regarding the Fund’s outstanding securities.

Response 14:  The disclosure has been added.

Prospectus:  Investment Objectives and Policies — Certain Investment Practices

Comment 15:  The disclosure states that the Fund may enter into total return swaps.  When the Fund does engage in total return swaps, it must set aside an appropriate amount of segregated assets.  See generally Investment Company Act Release No. 10666 (Apr. 18, 1979).  Please note that the Commission recently issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the 1940 Act.  See Investment Company Act Release No. 29776 (Aug. 31, 2011).  Accordingly, pleased be aware that the Commission or its staff could issue future guidance related to derivatives (such as total return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which the Fund operates.

Response 15:  The Fund notes that if it does engage in total return swaps, an appropriate amount of segregated assets will be set aside in accordance with current Commission guidance.  The Fund acknowledges that the Commission or its staff may issue future guidance related to coverage requirements and would seek to comply with such new guidance as applicable.

Prospectus:  Risk Factors and Special Consideration — Special Risks of Derivative Transactions — Counterparty Risk

Comment 16:  This paragraph describes the Fund’s exposure to credit risk with respect to the counterparties to the derivatives contracts purchased by the Fund.  Please explain to us whether the Fund attempts to mitigate this risk by limiting the amount of exposure to each individual counterparty.  We may have additional comments after reviewing your response.

Response 16:  The Fund has added the following disclosure:

“The Fund and the Investment Adviser seek to deal only with counterparties of high creditworthiness.  All of the Fund’s broker-dealer counterparties (including broker-dealer derivative counterparties) will be subject to approval by Investment Adviser’s risk and compliance groups.  The Investment Adviser evaluates and monitors the creditworthiness of the Fund’s counterparties.  Specifically, the Investment Adviser’s risk and compliance personnel implement processes with respect to pre-approval, ongoing monitoring and parameters with respect to the Fund’s counterparty risk exposure.  The parameters and limitations that may be imposed depend on the creditworthiness of the Fund’s counterparties and the nature of the transactions in which the Fund engages.”

Prospectus:  Risk Factors and Special Considerations — Anti-Takeover Provision Risk

Comment 17:  The first paragraph states that the Fund’s charter and bylaws contain provisions that may delay, defer or prevent a transaction or a change in control that might otherwise be in the best interests of shareholders.  Please add additional disclosure discussing the Board’s rationale for adopting these provisions, and the positive and negative effects of these provisions for shareholders.  See Guide 3 to Form N-2.

Response 17:  The Fund has added the following disclosure:

“These provisions are expected to discourage certain coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of the Fund to negotiate first with the Board.  The Fund believes that the benefits of these provisions outweigh the potential disadvantages of discouraging any such acquisition proposals because the negotiation of such proposals may improve their terms.  The Board of Directors has determined that these voting requirements, which are generally greater than the minimum requirements under Maryland law and the 1940 Act, are in the best interests of shareholders generally.”

Item 25. Financial Statements and Exhibits

Comment 18:  The disclosure states that the opinion and consent of counsel as to the legality of the securities being issued will be filed by amendment (footnote (4) to Exhibit (1)(2)).  Please file this exhibit in the next pre-effective amendment to this registration statement for our review.  We may have additional comments on such opinion.

Response 18:  The Fund has filed the opinion and consent of counsel as to the legality of the securities being issued with Pre-Effective Amendment No.1 to the Registration Statement.

General Comments

Comment 19:  We note that portions of the filing are incomplete.  We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

Response 19:  The Fund acknowledges the comment.

Comment 20:  If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective, in reliance on Rule 430A under the 1933 Act, please identify the omitted information to us, preferably before filing the final pre-effective amendment.

Response 20:  The Fund acknowledges the comment and will identify any such omitted information in the transmittal letter accompanying the filing of the final pre-effective amendment to the Registration Statement.

Comment 21:  Please advise us if you have submitted or expect to submit exemptive applications or no-action requests in connection with your registration statement.

Response 21:  The Fund has no present expectation to submit any exemptive application or no-action requests in connection with the Registration Statement.

Comment 22:  Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the 1933 Act.  Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

Response 22:  The Fund acknowledges the comment and has prepared this response letter to accompany the filing of Pre-Effective Amendment No. 1 to the Registration Statement.

Comment 23:  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision.  Since the Fund and its management are in possession of all facts relating to the Fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Response 23:  The Fund acknowledges this comment.

********

Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at the number above.  Thank you.

Very truly yours,

/s/ Christopher J. Tafone

Christopher J. Tafone
for PAUL HASTINGS LLP

Brookfield Global Listed Infrastructure Income Fund Inc.

Brookfield Place, 250 Vesey Street

New York, New York 10281-1023

September 11, 2013

VIA EDGAR

Anu Dubey, Esq.

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC  20549

Re:	Brookfield Global Listed Infrastructure Income Fund Inc.
File Nos.: 333-190510 and 811-22570

Dear Ms. Dubey:

In connection with your review of the Registration Statement on Form N-2 (the “Registration Statement”) of the Brookfield Global Listed Infrastructure Income Fund Inc. (the “Fund”) which was filed with the Securities and Exchange Commission (the “Commission”) on August 9, 2013 (SEC Accession No. 0001047469-13-008298), the Fund acknowledges that:

1.                                      In connection with the comments made by the Commission staff, the staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Fund and its management are solely responsible for the content of such disclosure;

2.                                      The staff’s comments, and changes in disclosure in response to the staff’s comments, do not foreclose the Commission or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.                                      The Fund represents their neither it nor its management will assert the staff’s comments or changes in disclosure in response to the staff’s comments as a defense in any action or proceeding by the Commission or any person.

Sincerely,

/s/ Jonathan C. Tyras

Jonathan C. Tyras
Secretary